May 3, 2024

Division of Investment Management

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Capitol Series Trust (File Nos. 333-191495; 811-22895)

Dear Sir or Madam:

Pursuant to Rule 485(a)(1) of the Securities Act of 1933, as amended, (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Capitol Series Trust (the “Trust”) is Post-Effective Amendment No. 154 under the 1933 Act and Amendment No. 155 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (“Amendment No. 154”). The primary purpose of Amendment No. 154 is to amend the adviser structure for the Alta Quality Growth Fund (the “Fund”), an existing series of the Trust. Under the new structure, Guardian Capital LP will serve as investment adviser to the Fund, and Alta Capital Management, LLC (the current investment adviser) will serve as Subadviser to the Fund. Alta Capital Management, LLC is 100% owned by Guardian Capital LP, and both Alta Capital Management, LLC and Guardian Capital LP are under common control of Guardian Capital Group Limited. There is no change to the aggregate advisory fees and expenses paid by the Alta Fund as a result of the change in advisory structure.

The Trust anticipates that this filing shall become effective on July 1, 2024 pursuant to Rule 485(a)(1) of the 1933 Act. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of Amendment No. 154. The purpose of the filing will be to incorporate any comments made by the Staff on Amendment No. 154, to update any other missing information and/or to file updated exhibits to the registration statement.

If you have any questions or would like further information, please contact me at (513) 587-3447 or reach out to Counsel for the Trust, Thomas G. Sheehan at (207) 553-3834.

Sincerely,

/s/ Tiffany R. Franklin

Tiffany R. Franklin

Secretary of the Trust